ALLIED GAMING & ENTERTAINMENT INC.

745 Fifth Avenue, Suite 500

New York, New York 10151

November 19, 2024

VIA EDGAR Correspondence

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Cara Wirth

Re:	Acceleration of Effective Date
Allied Gaming & Entertainment Inc.
Registration Statement on Form S-3 (File No. 333-283104)

Dear Ms. Wirth:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Allied Gaming & Entertainment Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement becomes effective under the Securities Act at 4:00 p.m., Eastern Time, on Wednesday, November 20, 2024, or as soon as practicable thereafter, or at such other time as the Company or its outside counsel, Morgan, Lewis & Bockius LLP, requests by telephone that such Registration Statement be declared effective.

The Registrant respectfully requests that you notify Mr. Albert Lung of Morgan, Lewis & Bockius LLP of such effectiveness by a telephone call to (650) 843-4000 or via email at albert.lung@morganlewis.com.

Very truly yours,

Allied Gaming & Entertainment Inc.

By:	/s/ Yinghua Chen
Yinghua Chen
Chief Executive Officer